

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 1, 2022

BY EMAIL

Brandon J. Cage
Law Department
Pacific Life Insurance Company
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660

Re: Pacific Life Insurance Company ("PLIC") - Separate Account A; Registration Statement on Form N-4 (File Nos. 811-08946 and 333-265390) and Pacific Life & Annuity Company ("PLAC" and, with PLIC, each a "Company") - Separate Account A; Registration Statement on Form N-4 (File Nos. 811-09203 and 333-265389)

Dear Mr. Cage:

On June 3, 2022, the Companies filed the above-referenced initial registration statements on Form N-4 (each, a "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended. The Companies have requested, and the staff has given the Registration Statements a selective review. Based on our review, we have the following comments. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statements. References to "Items" or "Instructions" herein are to Items and Instructions in Form N-4 and references to "Rule," unless otherwise indicated, are to rules under the 1933 Act.

GENERAL

1.   Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that Registration Statement. Unless otherwise specified, please apply these comments, to the extent applicable, to the parallel disclosure in the PLAC Registration Statement.

2.   Please confirm that all missing information will be filed in pre-effective amendments to the Registration Statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

3.   Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

4.   Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contract issued by its Separate Account.

PROSPECTUS

General

5.   The Contract offers one living benefit rider and one death benefit rider, which must be purchased with the Contract, and one Variable Investment Option. We note, however, that the Registration Statement uses defined terms and includes disclosure that suggests that multiple benefit riders and Funds are available. The Registration Statement also includes disclosure that is not relevant to the Contract (*e.g.*, disclosure on investment allocations). Please revise the Registration Statement so that the disclosure is tailored to the specific features of the Contract being offered (*i.e.*, a single, mandatory living benefit rider, death benefit rider and Fund). In this regard, please revise disclosure that suggests that investors have a choice with respect to any of these Contract features. We have provided specific comments to *Important Information You Should Consider About the Contract* as examples of the type of changes to be made.

6.   The formatting makes the disclosure difficult to follow and to quickly locate information. Please make formatting changes to make it easier for investors to navigate the document (*e.g.*, spaces between sections and subsections, rather than presenting without breaks, and adding semi-colons between section references in the table under *Important Information You Should Consider About the Contract*).

Cover Page

7.   The disclosure states that the "primary benefit" of the [GMWB] rider is "guaranteeing withdrawals." Here and in the first paragraph under *Overview of the Contract*, please disclose the following with respect to the rider:

   a.   the rider focuses on providing an income stream through withdrawals during the accumulation phase, beginning at age 59 1/2, if certain conditions are met; and

   b.   because the rider must be purchased with the Contract, the Contract is designed for owners who intend to take regular withdrawals each year after the qualifying age and that an investor should not purchase the Contract if he or she does not intend to take regular withdrawals or intends to take withdrawals in excess of the GLWB rider's annual withdrawal limits as doing so may result in adverse consequences such as a permanent reduction in rider benefits or termination of the rider.

8.   Please add a statement that Purchase Payment(s) must be invested in the single Fund identified in the Prospectus.

Special Terms

9.   Please address the following comments:

   a.   remove the term Variable Account Value (there is no distinction for purposes of this Contract);

   b.   remove the term Investment Option or Variable Investment Option (there is no distinction for purposes of this Contract); and

   c.   remove the term Investment or Purchase Payment (identical definitions).

Important Information You Should Consider About the Contract

10.   Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. (*See* Instruction 1(b) to Item 2.)

11.   Under *Ongoing Fees and Expenses (annual charges)*, please address the following comments:

   a.   tailor the introduction to reflect that the Contract does not permit an investor to choose Investment Options or benefit riders; and

   b.   in the third footnote, revise "a living benefit" and "a death benefit" to "the living benefit" and "the death benefit," respectively.

12.   Under *Risks—Risks Associated with Investment Option*, please address the following comments:

   a.   revise the disclosure to make clear that a single Investment Option is offered; and

   b.   add a statement to the effect that since only one Investment Option is available, if an investor is not satisfied with the Fund or it does not meet their investment objectives, their only option may be to surrender the Contract (and forego any of its benefits).

13.   Under *Restrictions—Investments*, please remove "currently" from the first sentence, change "A Fund" in the second sentence to "The Fund," and change "Funds" to "the Fund" in the third sentence.

14.   Under *Restrictions—Investments*, please add that if the Fund is substituted with another Fund, the substitute Fund will have a similar investment objective, investment strategy, and fees and expenses.

15.   Under *Rider Benefits*, please address the following comments:

    a.   remove the second sentence under the *Restrictions* column; and

    b.   if accurate, replace the last sentence under the *Restrictions* column, and the fourth sentence under *Withdrawals—Optional Withdrawals—Amount Available for Withdrawal*, with the following:

> Taking a withdrawal before the youngest Designated Life is 59 ½, during the ten year period when an annual credit may be applied, or a withdrawal that is greater than the annual withdrawal amount under the living benefit rider may result in adverse consequences such as a permanent reduction in rider benefits, the failure to receive lifetime withdrawals under the rider, or termination of the rider. Taking a withdrawal may reduce the benefits provided by the death benefit rider.

16.   Under *Tax Implications*, please add a cross reference to "*Principal Risks of Investing in the Contract– Tax Consequences*."

Overview of the Contract

Phases of the Contract

17.   Before the fourth sentence of the paragraph, please add a statement to explain that the Purchase Payment(s) is invested in the Fund.

Death Benefits

18.   Because an investor must purchase the Return of Purchase Payment Death Benefit (Return of Purchase Payments Death Benefit II for California) rider, the death benefit under the rider is, in effect, the standard death benefit. In light of this, please address the following comments:

    a.   delete the first two sentences of the *Death Benefits* paragraph. In addition, please revise the third sentence to explain that the death benefit under the rider is the greater of Contract Value or the total of all Purchase Payments adjusted for withdrawals;

    b.   delete the standard benefits section of *Benefits Available Under the Contract*; and

    c.   under *Death Benefits and Death Benefit Riders—Death Benefits—Death Benefit Amount*, revise the first sentence to explain that the death benefit under the rider is the greater of Contract Value or the total of all Purchase Payments adjusted for withdrawals.

Principal Risks of Investing in the Contract

19.   Under *Withdrawal Risk*, please add "or terminate the benefits associated with the rider" to the end of the last sentence.

How Your Purchase Payments Are Allocated

20.   This section reads as though investors may choose among multiple Investment Options. Please revise this section, including the subsection headings, to make clear that there is only one Investment Option under the Contract and investors have no choice on allocation.

Benefits Available Under the Contract

21.   In the *Brief Description of Restriction/Limitations* column for the [GMWB] rider, please add "or when the Contract Value is reduced to zero" to the end of the last bullet point.

Charges, Fees and Deductions

Withdrawal Charge—How the Withdrawal Charge is Determined

22.   The disclosure states that the Company will "calculate your withdrawal charge by assuming your withdrawal is applied to Purchase Payments in the order your Purchase Payments were received …"   Please disclose how Earnings on the Contract are counted for purposes of calculating the withdrawal charge. If Earnings are disregarded for purposes of calculating the Withdrawal Charge, please supplementally explain why this is appropriate.

23.   Please change the reference to "surrender charge period" in the second sentence after the Withdrawal Charge table to "withdrawal charge period."

24.   The example states that "the "age" of the applicable Purchase Payment withdrawn is 3 Years." Two Purchase Payments were made in Contract Year 1. If accurate, please revise the disclosure to make clear that the "age" of both Purchase Payments is three years for purposes of calculating the Withdrawal Charge (*i.e.*, because the withdrawal request was made after the third month Contract Year 3). If the Purchase Payments are treated as one payment for purposes of calculating the Withdrawal Charge (since all expected Purchase Payments must indicated on the Contract application), please disclose this.

25.   Please add an example assuming the partial withdrawal request is for a "net" amount.

Mortality and Expense Risk Charge

26.   Please change the heading for this subsection to *Mortality and Expense Risk Charge and Death Benefit Rider Charge* to cover the discussion of the Return of Purchase Payments Death Benefit (or Return of Purchase Payments Death Benefit II) charge under *Increase*

in Risk Charge for a Death Benefit Rider. Please also correct the cross references to *Death Benefit Rider Charges* throughout as the subsection does not exist.

Living Benefit Rider Charges

27.   Please remove the last sentence of this subsection.

Annuitization

Choosing Your Annuity Option

28.   In the first paragraph under *Annuity Options*, the disclosure states that four annuity options are available under the Contract. The paragraph contains a cross reference to the *Living Benefit Rider* for other annuity options. Since the [GMWB] rider must be purchased, please consolidate all annuity options in this subsection.

Death Benefit and Death Benefit Riders

Return of Purchase Payment Death Benefit and *Return of Purchase Payment Death Benefit II*

29.   In the definition of Total Adjusted Purchase Payment in each subsection, please add a reference to Emergency Withdrawals in the first sentence.

Right to Cancel ("Free Look")

30.   The disclosure states that if state law requires that an investor's Purchase Payment be allocated to other than the Investment Option, it will be held in the [Money Market] Variable Investment Option. Please briefly explain what this investment is, and that it is not an Investment Option under the Contract. Please make corresponding changes to the disclosure under *Additional Information—State Considerations—Withdrawals—Right to Cancel ("Free Look")*.

31.   The disclosure states that "[f]or replacement business, the Free Look period may be extended and the amount returned (Purchase Payment versus Contract Value) may be different than for non-replacement business." Please explain in the disclosure what replacement and non-replacement businesses are.

32.   The disclosure states that "[i]f your Contract is issued in exchange for another annuity contract or a life insurance policy, our administrative procedures may vary, depending on the state in which your Contract is issued." Please consider whether these variations should be disclosed under *Additional Information—State Variations*.

<u>Living Benefit Rider</u>

Guaranteed Minimum Withdrawal Benefit

33. Please add a statement regarding the Annual Credit feature to the first paragraph, including that the Annual Credit is added on each Contract Anniversary until the earlier of the first withdrawal (excluding an Emergency Withdrawal) or ten contract anniversaries from the Rider Effective Date.

34. In the second sentence of the second paragraph, please change "which may not occur" to "which may never occur."

35. The disclosure states that "[y]ou can find complete purchasing and eligibility information about the living benefit rider in the *Electing the Single Option* or *Electing the Joint Option* subsection of the rider." The *Electing the Single Option* and *Electing the Joint Option* subsections do not discuss purchasing information. Please correct the cross reference.

36. The disclosure states that "[i]f you would like to make an excess withdrawal and are uncertain how an excess withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the excess withdrawal." Please consider broadening this statement to cover withdrawals generally.

37. The Contract is a single premium variable annuity. Under *How the Rider Works—Subsequent Purchase Payments* and *Appendix:[GMWB] Sample Calculations*, please add disclosure to make clear that additional Purchase Payments are accepted only under very limited circumstances and include a cross-reference to the relevant discussion under *Buying Your Contract*.

38. In the definition of Designated Life (single option), please clarify, if accurate, that the Designated Life cannot be changed.

39. In the definition of Emergency Withdrawal, please add that an Emergency Withdrawal may have the effect of reducing future benefits by more than the dollar amount of the withdrawal. Please consider moving the example to the *Appendix: [GMWB] Sample Calculations*, and elaborating there on the specific effects of the Emergency Withdrawal. If the example is included in the Appendix, please add a cross reference to the Appendix in the definition of Emergency Withdrawal.

40. Under *Continuation of Rider if Surviving Spouse Continues Contract—Single Option*, please disclose the effect on resets if a surviving Spouse continues the Contract.

41. Please address the following comments under *Ownership and Beneficiary Changes – Joint Option*:

    a. change the subsection heading to cover both single and joint options as certain ownership changes to the single option can also terminate the rider;

    b.   include cross references to the termination discussions for both the single and joint [GMWB] riders; and

    c.   supplementally confirm that the disclosure in the cross referenced subsections cover the changes contemplated by the first two sentences of this subsection.

Appendix: Funds Available Under the Contract

42.   If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. (*See* Instruction 1(e) to Item 17.)

43.   Footnote 2 states that "[t]he [Money Market] is only available for investment by California applicants age 60 or older during the Right to Cancel "Free Look" period. The [Money Market] can also be used in the event an allowable Investment Option is liquidated by a Fund." Please add the second sentence to an appropriate location(s) in the Prospectus.

Appendix: GMWB Sample Calculations and Appendix: Return of Purchase Payments Death Benefit Sample Calculations

44.   Both Appendices reference subsequent Purchase Payments made during the first Contract Year, but do not mention the limitations on subsequent investments. We note that additional Purchase Payments are accepted only under very limited circumstances. Please disclose in each Appendix that multiple Purchase Payments are permitted only if all expected Purchase Payments are indicated on the Contract application and are received within 90 calendar days, and include a cross-reference to the relevant discussion under *Buying Your Contract*.

STATEMENT OF ADDITIONAL INFORMATION

45.   We note that there is no caption in the Table of Contents for "Non-Principal Risks of Investing in the Contract." Please supplementally confirm that there are no non-principal risks to be summarized in the Statement of Additional Information. (*See* Item 20.)

Item 27. Exhibits

46.   Please re-label the exhibits to conform to the requirements of Item 27.

47.   Please file updated powers of attorney covering this Registration Statement.

48.   Please address the following comments with respect to the Initial Summary Prospectus ("ISP") filed as an exhibit to the Registration Statement:

    a.   apply all comments herein to the ISP, as applicable;

b. supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively; and

c. supplementally confirm that the following sections of the ISP are identical to the corresponding sections of the statutory Prospectus, as amended: Important Information You Should Consider About the Contract (Item 2); Overview of the Contract (Item 3); Benefits Available Under the Contract (Item 10(a)); Buying the Contract (Item 11(a)); Making Withdrawals: Accessing the Money in Your Contract (Item 12(a)); Additional Information About Fees (Item 4); and Appendix: Funds Available Under the Contract (Item 18).

*   *   *   *

A response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We remind you that each Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

Sincerely,
/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Michael Pawluk, Senior Special Counsel
Michael Kosoff, Senior Special Counsel